Exhibit 12

LOCKHEED MARTIN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

YEAR ENDED DECEMBER 31, 2007

(In millions, except ratio)

EARNINGS

Earnings before income taxes	$4,368
Interest expense	352
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(57)
Portion of rents representative of an interest factor	53
Amortization of debt premium and discount, net	(6)

Adjusting earnings before income taxes	$4,710

FIXED CHARGES

Interest expense	$352
Portion of rents representative of an interest factor	53
Amortization of debt premium and discount, net	(6)
Capitalized interest	—

Total fixed charges	$399

RATIO OF EARNINGS TO FIXED CHARGES	11.8